SO
2/3/04



03051554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1F1-30-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Aris Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Walker Drive
(No. and Street)

State College PA 16801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John S. Battaglia, President and CEo (814) 231-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein + Company, Inc.
(Name – *if individual, state last, first, middle name*)

401 Oley Street Reading PA 19601
(Address) (City) (State) (Zip Code)

RECEIVED
DEC 31 2003
WASH. D.C.
181

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John S. Battaglia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aris Securities Company, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
JENNIFER D. WILLIAMS, NOTARY PUBLIC
STATE COLLEGE BORO., CENTRE CO.
MY COMMISSION EXPIRES APRIL 12, 2004

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aris 

December 30, 2003

U.S. Securities & Exchange Commission
450 5th Street, N.W.
Washington, DC 20549



Re: Aris Securities Company – CRD# 031256

Ladies and Gentlemen:

Enclosed please find two manually executed copies of the Annual Audited Report Form X-17A-5, Part III with the annual audited financial statements as required pursuant to SEC Rule 17a-5 for Aris Securities Company for the fiscal year ending September 30, 2003. This has been revised.

The only change from the previous report as filed on November 28, 2003 is a revision to the wording on page 6 of Policy Note A under "Exemption from SEC Rule 15c3-3" to specifically state the two exemptions, as pointed out in the NASD audit deficiency letter dated December 18, 2003 (copy enclosed).

Should you have any questions, please contact me at (814) 231-2284.

Very truly yours,

Laurie J. Knisely
Director of Compliance
Aris Securities Company

Enclosures

cc: Bruce C. Rhoads, Herbein + Company, Inc.

December 18, 2003


NASD

Ms. Laurie J. Knisely
Aris Securities Company
270 Walker Drive
State College, PA 16801

Dear Ms. Knisely:

This will acknowledge receipt of your September 30, 2003 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm; and notarized).

2. A computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted. Please note the specific paragraph(s) under 15c3-3(k) which the firm claims.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned items by January 1, 2003. In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Rachel A. Shirley, Field Supervisor, at (215) 963-2609.

Sincerely,

Donald K. Litteau
Supervisor of Examiners

DKL/ael
Enclosures

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended September 30, 2003 and 2002

TABLE OF CONTENTS



HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholder
ARIS Securities Company (a Wholly Owned Subsidiary)
State College, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of ARIS Securities Company (the "Company") as of September 30, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARIS Securities Company at September 30, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein + Company, Inc.

Reading, Pennsylvania
November 24, 2003

HERBEIN+COMPANY, INC.
401 Oley Street Reading, PA 19601-2596 Telephone: 610-378-1175 Facsimile: 610-378-0999
reading@herbein.com

Other Offices: PITTSBURGH POTTSTOWN GREENSBURG WYOMISSING

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

STATEMENTS OF FINANCIAL CONDITION

	September 30	
	2003	2002
ASSETS		
Cash, including certificate of deposit of $100,000	**$106,150**	$177,163
Receivables from brokers or dealers	**116,386**	121,913
Deposit with clearing organization	**50,000**	0
Prepaid expenses	**378**	760
TOTAL ASSETS	**$272,914**	$299,836
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	**$1,401**	$43
Due to Parent Company	**55,901**	134,811
TOTAL LIABILITIES	**57,302**	134,854
STOCKHOLDER'S EQUITY		
Common stock, no par value		
Authorized - 1,000 shares		
Issued and outstanding - 258 shares	**45,538**	45,538
Additional paid-in capital	**169,462**	119,462
Retained earnings (accumulated deficit)	**612**	(18)
TOTAL STOCKHOLDER'S EQUITY	**215,612**	164,982
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$272,914**	$299,836

See accompanying notes.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

STATEMENTS OF INCOME

	Year Ended September 30	
	2003	2002
REVENUES		
Revenue sharing income	**$435,528**	$359,979
Revenue sharing - 12b-1 fees	**30,684**	74,551
Other commissions and fees	**3,581**	3,991
Interest income	**2,909**	4,177
TOTAL REVENUES	**472,702**	442,698
EXPENSES		
Personnel expense allocation	**220,443**	183,101
Systems	**174,519**	134,687
Legal and accounting	**44,597**	35,533
Office supplies and expenses	**13,464**	10,041
Dues and license fees	**8,253**	5,198
Occupancy	**5,420**	4,831
Insurance	**3,659**	2,824
Publications and manuals	**1,244**	3,991
Education	**468**	770
Claims expense	**0**	4,437
Other operating expenses	**5**	6
TOTAL EXPENSES	**472,072**	385,419
INCOME BEFORE INCOME TAXES	**630**	57,279
INCOME TAXES	**0**	0
NET INCOME	**$630**	$57,279

See accompanying notes.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2003 and 2002

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance at September 30, 2001	258	$45,538	$54,462	($57,297)	$42,703
Contribution of additional capital	0	0	65,000	0	65,000
Net income	0	0	0	57,279	57,279
Balance at September 30, 2002	258	45,538	119,462	(18)	164,982
Contribution of additional capital	**0**	**0**	**50,000**	**0**	**50,000**
Net income	**0**	**0**	**0**	**630**	**630**
Balance at September 30, 2003	**258**	**$45,538**	**$169,462**	**$612**	**$215,612**

See accompanying notes.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

STATEMENTS OF CASH FLOWS

	Year Ended September 30	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$630**	$57,279
Changes in assets and liabilities:		
Decrease (increase) in receivables	**5,527**	(121,913)
Decrease (increase) in prepaid expenses	**382**	448
Increase (decrease) in accounts payable	**1,358**	(90,519)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**7,897**	(154,705)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit with clearing organization	**(50,000)**	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Net advances from (repayments to) Parent Company	**(78,910)**	127,766
Contribution of additional capital	**50,000**	65,000
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	**(28,910)**	192,766
NET INCREASE (DECREASE) IN CASH	**(71,013)**	38,061
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**177,163**	139,102
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$106,150**	$177,163

See accompanying notes.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

NOTES TO FINANCIAL STATEMENTS

September 30, 2003 and 2002

ARIS Securities Company (the "Company") was incorporated in Pennsylvania as a wholly owned subsidiary of ARIS Corporation of America (the "Parent Company"). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company's current activities include participating in a servicing fee agreement with a clearing broker, and the purchasing and redeeming of mutual funds and variable life insurance and annuities for customers. Orders with mutual funds and/or life insurance companies are placed in the customer's names, the shares or units are held by the funds' or insurance company's custodians, and the Company's only financial involvement is through receipt of commission checks from the mutual fund or insurance company.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Exemption from SEC Rule 15c3-3:
The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Sections k(2)i and k(2)ii.

The Company is exempt under k(2)i because it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of ARIS Securities Company."

The Company is also exempt under Section k(2)ii because as an introducing broker or dealer, it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash:
At year-end and at various times throughout each year, the Company had cash balances in excess of the federally insured limit of $100,000 in deposit accounts.

Revenue Recognition:
Commission income and the related commission expense and overrides are recorded on a trade-date basis, as securities transactions occur. Revenue sharing revenue and 12b-1 fee income is recognized in the period when the activity occurs. All expenses are recorded when incurred.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

September 30, 2003 and 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes:
The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the subsidiaries file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly-liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

NOTE B - CLEARING AGREEMENT

During the year ended September 30, 2002, the Company entered into a three-year clearing agreement with a clearing broker dealer. The agreement became effective when the Company paid an initial escrow deposit of $50,000 on October 15, 2002. Under terms of the agreement, there is a possible termination fee (in the event the Company terminates the agreement early), still remaining as of October 15, 2003, as follows:

During year two	$90,000
During year three	60,000

Unless written notification is made by either party within 90 days prior to the end of the agreement, the agreement will automatically renew for additional, successive, one year terms.

The agreement also requires the Company to maintain a minimum Net Capital at the greater of the SEC's required minimum Net Capital under Rule 15c3-1 (see Note C) or $100,000, which is also subject to adjustment from time to time. For purposes of the net capital computation, the $50,000 deposit is maintained in a special reserve account for the exclusive benefit of the Company, so that this amount will be eligible for inclusion as an allowable asset.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

September 30, 2003 and 2002

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003 and 2002, the Company had net capital of $98,473 and $41,934, respectively, which was in excess of the required minimum net capital of $5,000 and $8,990, respectively. The Company's percentage of aggregate indebtedness to net capital was .58 to 1 and 3.22 to 1 at September 30, 2003 and 2002, respectively.

NOTE D - REVENUE SHARING AGREEMENT

On March 25, 2002, the Company entered into a three-year revenue sharing agreement with its affiliate, Aris Wealth Services, Inc., and another broker dealer for the sharing of asset based management fees and 12b-1 fees for certain types of investment accounts. The broker dealer reserves the right to terminate the agreement in the event that the Company's business profile changes during the period. The agreement will automatically renew for additional, successive one-year terms in the event that none of the parties involved in the agreement provides written notification to cancel.

During the fiscal years ended September 30, 2003 and 2002, the Company received combined revenue sharing fees totaling $466,212 and $434,530, respectively.

NOTE E - RELATED PARTY TRANSACTIONS

The Company utilizes shared personnel, office facilities, computer equipment and support, and other administrative services from the Parent Company.

For the years ended September 30, 2003 and 2002, the Company purchased a total of $449,962 and $362,766 from the Parent Company for these services, respectively. These amounts are normally paid (without interest) on an ongoing, quarterly basis.

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

September 30, 2003 and 2002

NOTE F - INCOME TAXES

Although the Company files a consolidated federal income tax return with the Parent Company, it has chosen to reflect the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), in the accompanying financial statements as if it were a separate taxpayer. Under SFAS 109, the effect of changes in corporate income tax rates on deferred income taxes is recognized as an adjustment to the income tax expense or benefit.

The deferred income tax asset or liability in the accompanying balance sheets includes the following components:

	September 30, 2003			September 30, 2002		
	Federal	**State**	**Total**	Federal	State	Total
Deferred tax asset - noncurrent	**$0**	**$200**	**$200**	$0	$300	$300
Less valuation allowance	**0**	**(200)**	**(200)**	0	(300)	(300)
Deferred tax liability - noncurrent	**0**	**0**	**0**	0	0	0
	$0	**$0**	**$0**	$0	$0	$0

The valuation allowance decreased by $100 and $13,900 for the years ended September 30, 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

ARIS SECURITIES COMPANY
(A Wholly Owned Subsidiary)

SCHEDULE I - COMPUTATION OF NET CAPITAL

	Year Ended September 30	
	2003	2002
NET CAPITAL		
Total stockholder's equity from statement of financial condition	**$215,612**	$164,982
Deductions and/or charges:		
Nonallowable assets - other assets	**(116,764)**	(122,673)
Net capital before haircuts on securities positions (tentative net capital)	**98,848**	42,309
Haircuts on securities positions	**(375)**	(375)
NET CAPITAL	**$98,473**	$41,934
AGGREGATE INDEBTEDNESS (A.I.)		
Total aggregate indebtedness from Statement of Financial Condition	**$57,302**	$134,854
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital (6 2/3% of A.I.)	**$3,820**	$8,990
Minimum dollar net capital required	**$5,000**	$5,000
Net capital requirement (greater of the above)	**$5,000**	$8,990
Excess net capital	**$93,473**	$32,944
Excess net capital at 1000% (net capital less 10% of A.I.)	**$92,742**	$28,449
Percentage of aggregate indebtedness to net capital	**58%**	322%

Reconciliation with Company's computation (included in Part II of Form X-17A-5)

	2003	2002
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	**$98,473**	$41,934
Audit adjustments, net	**0**	0
NET CAPITAL	**$98,473**	$41,934

 HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of Polaris International, N.A., Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Board of Directors and Stockholder
ARIS Securities Company (a Wholly Owned Subsidiary)
State College, Pennsylvania

Independent Auditor's Report on Internal Control

In planning and performing our audits of the financial statements and supplemental schedule of ARIS Securities Company (the "Company"), for the years ended September 30, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Herbein + Company, Inc.

Reading, Pennsylvania
November 24, 2003